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                             December 9, 2021

       Anna Rudensj
       General Counsel
       Polestar Automotive Holding UK Ltd
       Assar Gabrielssons V  g 9
       405 31 G  teborg, Sweden

                                                        Re: Polestar Automotive
Holding UK Ltd
                                                            Registration
Statement on Form F-4
                                                            Filed November 12,
2021
                                                            File No. 333-260992

       Dear Ms. Rudensj  :

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-4 filed November 12, 2021

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company but
an England and Wales holding company with operations
                                                        conducted by your
subsidiaries in China and that this structure involves unique risks to investors. Provide a
cross-reference to your detailed discussion of risks facing the company and the
offering as a result of this structure.
   2.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s operations in China. Your disclosure
                                                        should make clear
whether these risks could result in a material change in your operations and/or the value of
your securities or could significantly limit or completely hinder your ability to offer or
continue to offer securities to investors and cause the value of such
 Anna Rudensj
FirstName  LastNameAnna   Rudensj
Polestar Automotive Holding UK Ltd
Comapany9,
December   NamePolestar
             2021        Automotive Holding UK Ltd
December
Page 2    9, 2021 Page 2
FirstName LastName
         securities to significantly decline or be worthless. Your disclosure should address how
         recent statements and regulatory actions by China   s government, such
as those related to
         the use of variable interest entities and data security or anti-monopoly concerns, has or
         may impact the company   s ability to conduct its business, accept
foreign investments, or
         list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as
 we    or    our    when
         describing activities or functions of a subsidiary or other entities. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
Summary of the Proxy Statement/Prospectus, page 40

4. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under any VIE, if any.
5. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
6. Disclose each permission that you or your subsidiaries are required to obtain from Chinese
 Anna Rudensj
FirstName  LastNameAnna   Rudensj
Polestar Automotive Holding UK Ltd
Comapany9,
December   NamePolestar
             2021        Automotive Holding UK Ltd
December
Page 3    9, 2021 Page 3
FirstName LastName
         authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries, are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), the Cyberspace Administration of China
(CAC) or any
         other entity that is required to approve your or your subsidiaries operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
7. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
8. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

Risk Factors, page 69

9.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
10. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
11. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
Reasons for the Business Combination, page 183

12. We note your disclosure on page 183 that for three years following the closing, the Post-
 Anna Rudensj
FirstName  LastNameAnna   Rudensj
Polestar Automotive Holding UK Ltd
Comapany9,
December   NamePolestar
             2021        Automotive Holding UK Ltd
December
Page 4    9, 2021 Page 4
FirstName LastName
         Combination Company Board must be comprised of a majority of independent directors.
         Please revise to state that the Post-Combination Company may avail itself of the exemption available to controlled companies after the three year period.
Certain Financial Projections Provided to the GGI Board, page 192

13. We note your disclosure that the financial projections are based on numerous assumptions.
         Please expand to disclose whether the projections are in line with historic operating trends. Address why the change in trends is appropriate or assumptions are reasonable.
         While you have a history of operating losses, the forecasts project increasing total gross profit. Clearly describe the basis for projecting this growth and the factors or contingencies that would affect such growth ultimately materializing. Polestar's Management's Discussion and Analysis of Financial condition and Results of
Operations
Critical accounting policies and estimates, page 304

14. We note that certain services and maintenance is included with the sale of each Polestar vehicle, and that residual approach is used to allocate the transaction price to the performance obligations associated with the sale of vehicle. Please tell us how you met one of the criteria in IFRS 15.79(c), including your consideration for the maximum use of observable inputs under IFRS 15.78. Also, expand your disclosure to outline the reasons for your use of this method and the amount of revenue recognized in the periods presented where the residual method is used.
Note (H), page 329

15. You state that your pro forma adjustments give effect to reflect the approval of the
         Warrant Amendment Proposal. Please revised your introductory paragraph and Note 1 to the pro forma financial information to include the approval of the Warrant Amendment
         Proposal in your assumption and your basis for doing so.
16. We note your disclosure on page B-15 and B-16 indicating that Class C-2 Shares may be converted for cash or to Class A Shares on a cashless basis, if held by the Sponsor or any of its Permitted Transferees. We also note that, if held by other holders, Class C-2 Shares have the same rights, preferences, privileges and restrictions as Class C-1 Shares which are classified as a liability. Please tell us how you determined that GGI private warrants, which will be exchanged for Class C-2 Share upon approval of the warrant amendment proposal, should be recorded in equity. Refer to paragraphs 16B and 26 of IAS 32.
Note (L.1), page 329

17. We note from your footnote disclosure that you recognized the Earn Out Shares as a financial liability measured at fair value in the pro forma balance sheet and statement of operations in accordance with IAS 32. However, while the estimated valuation of the financial liability of $1.3 billion as of June 30, 2021 has been reflected on the pro forma
 Anna Rudensj
FirstName  LastNameAnna   Rudensj
Polestar Automotive Holding UK Ltd
Comapany9,
December   NamePolestar
             2021        Automotive Holding UK Ltd
December
Page 5    9, 2021 Page 5
FirstName LastName
         balance sheet with the corresponding charge against retained earnings, we note no impact to the pro forma statements of operations. Please explain why you believe this presentation is appropriate.
18. Notwithstanding the above, please tell us and revise your disclosure to explain why you believe the issuance of earn out shares is probable for pro forma presentation purposes.
Conversion or Redemption Rights, page 370

19. Please discuss whether any events would trigger the mandatory conversion of Class B
         Ordinary Shares into Class A shares.
Polestar Automotive Holding Limited
Note 1. Significant accounting policies and judgements
Segment reporting, page F-42

20. We note from disclosures provided elsewhere in the filing, you have cars on the road in fourteen markets across Europe, North America and China where you also have operations and subsidiaries. In this regard, please revise your segment disclosures to include geographic information about revenues and assets to the extent that revenues derived from foreign countries or assets located in foreign countries are material. Refer to
         IFRS 8.31 and 33.
Revenue Recognition, page F-43

21. We note your disclosure on page 280 indicating that, to deliver aftermarket services to your customers, you rely on the existing service contracts Volvo Cars have with its service and repair network members. Please tell us whether you recognize revenue on a gross or net basis for these aftermarket services and explain how you considered the guidance in paragraph B34-B38 of IFRS 15.
22. We note that you consider financial service providers as one of the categories of customers. Please revise to disclose the nature of the arrangements you have with these customers and revenue policy, if material. In this regard, please clearly identify the nature of the performance obligations specified in your contract.
23. For each type of sales contract identified on page F-44, please provide the disclosures required by IFRS 15.119, as applicable. Your disclosures should be specific to each arrangement and should avoid the use of generic boilerplate language. Your revised disclosure should include, but not be limited to, when you typically satisfy your performance obligations (e.g. shipment, upon delivery, as services are rendered or upon completion of service, etc.), significant payment terms, and any performance obligations to arrange for another party to transfer goods or services, as applicable.
24. Please revise your revenue footnote to disclose the information required by IFRS
         15.126(c) with respect to the amounts allocated to your performance obligations. In this regard, we note from your disclosure on page 304 that you utilize an expected cost-plus
 Anna Rudensj
FirstName  LastNameAnna   Rudensj
Polestar Automotive Holding UK Ltd
Comapany9,
December   NamePolestar
             2021        Automotive Holding UK Ltd
December
Page 6    9, 2021 Page 6
FirstName LastName
         margin approach for estimating certain services and maintenance included with the sale of each vehicle, and the residual approach is used to allocate the transaction price to the performance obligations associated with the sale of vehicle. Intangible assets and goodwill, page F-49

25. You state that the acquired IP related to the PS1 and PS2 represents foundational IP that is leveraged across multiple functions of the Group. Please provide the nature of the acquired IP in more detail and tell us why you believe the amortization of such assets should be included in research and development expenses rather than in cost of sales.
Note 4. Revenue, page F-59

26. We note that contract arrangements with fleet customers include volume discounts and repurchase rights, which are not included in other arrangements. Please tell us your consideration for providing disaggregated revenue by type of customer pursuant to IFRS
         15.114 and 115.
27. We note your contract liabilities table on page F-60. With respect to your remaining performance obligations, please include the disclosure required by IFRS 15.120(b).

General

28. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
29.      Please clarify how the company determined itself to be a    pure play
EV company    despite
         the Polestar 1 utilizing a petrol combustion engine.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eiko Yaoita Pyles at (202)-551-3587 or Jean Yu at
(202)-551-3305 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202)-551-4985 or Sherry Haywood at (202)-551-3345 with any other questions.



                                                               Sincerely,
 Anna Rudensj
Polestar Automotive Holding UK Ltd
December 9, 2021
FirstName
Page 7     LastNameAnna Rudensj
Comapany NamePolestar Automotive Holding UK Ltd
                                                  Division of Corporation
Finance
December 9, 2021 Page 7                           Office of Manufacturing
FirstName LastName